SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, DC
nhowell@sidley.com (312) 853-2655	FOUNDED 1866

October 31, 2007

VIA EDGAR

Ms. Jessica Barberich
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	AIS Futures Fund IV LP (the “Registrant”) – Form 10

Dear Ms. Barberich:

We thank you for your comment letter of July 6, 2007 relating to both the Registrant’s Form 10 filed on April 30, 2007 and Amendment No. 1 to Form 10 filed on June 27, 2007.  Please note that the changes included in the Registrant’s Amendment No. 2 include changes made in response to your comments as well as those made to reflect updated information relating to the Registrant that have occurred since the filing of Amendment No. 1.  For your convenience, the comments included in your July 6, 2007 letter are set forth verbatim below, together with the Registrant’s responses thereto.

Form 10 filed April 30, 2007

Statements of Operations, page 43

1.	We note your response to comment 3; however, we still believe that you should revise your filing to include your results of operations on a per-unit basis in accordance with SAB Topic 4F.

SAB Topic 4F provides guidance on how financial statements of limited partnerships should be presented so that general and limited partners can readily determine their relevant participations in both the total partners’ capital and results of operations.  The Registrant’s financial statements present the equity and net income in such a way so that this is accomplished by separately presenting the capital and changes in capital of the general partner and limited partners, including the aggregate amount of income (loss) allocated to the general and limited partners.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Ms. Jessica Barberich
October 31, 2007

As previously indicated, the Registrant maintains a capital account for each partner and all accounting is completed on a capital account basis.  Although the Registrant nominally refers to capital ownership as “units of limited partnership,” the Registrant does not account for its individual capital accounts on a per-unit basis.

SAB Topic 4F suggests that changes in the number of equity units authorized and outstanding should be shown for each ownership class, and that the statement of income should also state the results of operations on a per unit basis.  We believe that this is required and relevant only when the partnership accounts for its individual capital accounts on a per-unit basis.

Any presentation of the Registrant’s capital and/or results of operations on a per-unit basis would simply be an average of the so called “units” of all partners and would in fact present information that often does not agree with individual partners’ participation in the capital and results of operations of Registrant.  This presentation would not be meaningful and could be confusing and misleading to individual partners and other users of the financial statements.

Therefore, upon further consideration, we continue to believe that Registrant’s results of operations are not required to be revised to present results of operations on a per-unit basis.

Note 3 – Selling Agent Administrative and Services Fees, page 48

2.
We note your response to comment 5; however, we still do not understand how you considered SAB Topic 5T in determining the appropriate treatment of the additional service fee disclosed on page 48.  Considering that the substance of this transaction appears to be the payment of an expense of the Registrant through contributions by the general partner, it is unclear why the management fee has been reduced.  Please advise us in sufficient detail.

SAB Topic 5T provides guidance on when a reporting entity should reflect an expense and capital contribution for a settlement of litigation satisfied by a principal stockholder, when the company would have recorded the settlement as an expense if the company had settled the litigation directly.  This clarifies that a reporting entity would not avoid recording expenses simply by having a principal stockholder directly satisfy its obligations.  It also clarifies that transactions of this type differ from typical related party transactions that would result only in disclosure pursuant to Statement 57.

As disclosed in note 3 to the financial statements of the Registrant, an additional service fee is incurred by the Registrant with respect to certain limited partner interests, which additional service fee is reflected as a service fee expense in the period in which it is incurred.  Pursuant to the management fee arrangement between AIS Futures Management, LLC (the “General

Ms. Jessica Barberich
October 31, 2007

Partner”) and the Registrant, the management fee payable to the General Partner is reduced for these additional service fees so that the individual limited partners do not incur these additional service fees, and thus have aggregate direct fees equal to all other individual limited partners.  Therefore, this is accomplished not by a capital contribution by the general partner, but rather by a reduced management fee to the general partner.

In considering SAB Topic 5T for the above, we note that the service fee is incurred and expensed by the Registrant.  It is not directly paid by the general partner resulting in a potential avoidance of recognition of this expense by the Registrant.

The management fee is a fee incurred by the Registrant to compensate the general partner for management services provided.  As described above, this fee is reduced for the additional service fees incurred.  The management fee is a more typical related party transaction requiring disclosure of amounts and terms pursuant to Statement 57.  We believe that the Registrant’s financial statements comply with these requirements, specifically regarding the facts and amounts related to the reduced management fee.

We have considered whether it would be more appropriate to gross up the management fee and instead present this transaction as a capital contribution by the general partner.  This would result in the net income allocated to the limited partners and the limited partner capital accounts being reduced, and the general partner capital accounts being increased.  As mentioned above, the intent of reducing the management fee is so that the individual limited partners do not incur these additional service fees.  Therefore, we have concluded that grossing up the management fee and presenting this transaction as a capital contribution would not be appropriate, primarily as it would not reflect the economic substance of the transaction.

Form 10/A filed June 27, 2007

General

3.
Please revise to include the December 31, 2006 audited financial statements within your Form 10/A.  When filing an amendment to an Exchange Act filing, you must set forth the complete text of each item as amended.  For reference, please see Rule 12b-15.

We have done so.

AIS Futures Fund IV, LP, Financial Statements, March 31, 2007

4.	Please revise to include the information required by Item 303(b) of Regulation S-K for the interim periods ending March 31, 2006 and 2007.

We have done so.

Ms. Jessica Barberich
October 31, 2007

AIS Futures Management LLC Balance Sheet, December 31, 2006

5.
On page 31 of your Form 10 filed April 30, 2007 you disclose that the general partner will be liable for all obligations of the partnership to the extent that the assets of the fund are insufficient to discharge such obligations.  In this regard, it appears that this indicates a commitment, intent, or reasonable possibility that the general partner will fund cash flow deficits or furnish other direct or indirect financial assistance.  For this reason, the age of the balance sheet of the general partner should be updated on the same basis as your company.  Please revise to include the March 31, 2007 balance sheet of the general partner.

We have done so.

Very truly yours,

Nathan A. Howell

cc:           James Biery
John Hummel